UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 03, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Audit Tender - dated 03 July 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 03, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 03, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

AUDIT TENDER
3 July 2015

Barclays PLC and Barclays Bank PLC (Barclays) announces its intention to appoint KPMG as its auditor for the year ending 31 December 2017.

This follows a competitive tender process overseen by an Audit Tender Oversight Sub-committee of the Barclays' Board Audit Committee, resulting in a recommendation which was approved by the Barclays Board.

PricewaterhouseCoopers LLP ("PwC"), Barclays' current auditor, will continue in their role and will undertake the audit of Barclays until the year ending 31 December 2016, subject to reappointment by shareholders at the respective Annual General Meetings. The appointment of KPMG will be recommended to Barclays' shareholders for approval at the 2017 Annual General Meeting.

Tim Breedon, Chairman of the Barclays Audit Tender Oversight Sub-committee, said: "We are pleased to have conducted what I believe has been a very thorough, open and transparent audit tender process, a description of which can be found on the Barclays website (see note below).  We thank PwC for their significant contribution as Barclays' auditors. We look forward to working with KPMG in the future."

-ENDS-

For further information, please contact:

Investor Relations                                                                              Media Relations
Kathryn McLeland                                                                              Candice Macdonald
+44 (0) 20 7116 5752                                                                           +44 (0)20 7116 4755

Note:  A paper setting out the audit tender process is available here.

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.